Exhibit 99.1

Viomi Technology Co., Ltd Reports Second Half and Full Year 2024 Unaudited Financial Results

Full-year net revenues increased by 29.3%, and income from operations rose by 42.0%, both year-over-year, significantly exceeding previous guidance.

GUANGZHOU, China, March 25, 2025 – Viomi Technology Co., Ltd (“Viomi” or the “Company”) (NASDAQ: VIOT), a leading technology company for home water solutions in China, today announced its unaudited financial results for the second half and full year ended December 31, 2024.

Second Half 2024 Financial Highlights1

•	Net revenues[2] reached RMB1,282.4 million (US$175.7 million), an increase of 42.8% from RMB897.9 million for the same period of 2023.

•	Net income was RMB56.8 million (US$7.8 million), compared to a net loss of RMB32.0 million for the same period of 2023.

Full Year 2024 Financial Highlights

•	Net revenues were RMB2,119.0 million (US$290.3 million), an increase of 29.3% from RMB1,638.7 million for 2023.

•	Net income was RMB62.3 million (US$8.5 million), compared to a net loss of RMB89.3 million for 2023.

Mr. Xiaoping Chen, Founder and CEO of Viomi, commented: “The successful completion of our business reorganization in August marked a pivotal milestone for Viomi, enabling us to sharpen our focus on our core home water solutions. This strategic shift has driven our strong performance in 2024, with full-year net revenues reaching RMB2.1 billion and income from operations totaling RMB156.3 million, both exceeding our previous guidance. Revenues from home water systems grew by 39.0% year over year, significantly fueling our overall business expansion. Additionally, we enhanced our operational efficiency, achieving a net income of RMB62.3 million, reversing the losses reported in 2022 and 2023. As we move forward, Viomi is back on a fast track to high-quality growth and is well-positioned to seize new opportunities in the market.”

“With growing public awareness of the importance of healthy drinking water and supportive policies fostering product innovations, the home water purification market presents huge opportunities. Leveraging over a decade of deep expertise in the water purification industry, Viomi remains committed to continuous product innovation and aims to redefine home water purification through AI technology. Our comprehensive product portfolio ranges from Point-of-Use RO series, such as under-the-sink and installation-free products, to whole-house softening and purification solutions. Advanced features such as natural mineral water infusion, instant heating and cooling, and ice making, empower users with real-time water quality monitoring, proactive filter replacement reminders, and seamless one-click reordering through our app. Furthermore, our intelligent self-cleaning water circuit technology, supported by AI diagnostics, greatly extends filter lifespan and reduces usage costs, enhancing both efficiency and sustainability. By addressing a wide range of household water usage scenarios and catering to diverse drinking water needs across the global market, Viomi provides a smarter, more reliable, and efficient water purification experience for consumers worldwide.”

1 In August 2024, Viomi completed a strategic reorganization, divesting the Company’s IoT@Home portfolio products, excluding range hoods, gas stoves, and water heaters (the “Divested Business”). As a result, the Divested Business has been deconsolidated from the Company and its historical financial results are reported as discontinued operations in the Company’s consolidated financial statements. The financial information and non-GAAP financial information disclosed in this press release are presented based on continuing operations, unless specifically stated otherwise.

2 Starting from the second half of 2024, the Company has reclassified its revenue streams into three categories to better reflect the Company’s strategies and business focus: (i) home water systems, which include revenues from smart water purification products, water heaters, water kettles, water quality meters, and other related businesses; (ii) consumables, which include revenues from various water filters designed for the smart water purifiers; and (iii) kitchen appliances and others, which include revenues from range hoods, gas stoves, and other small appliances, as well as installation services for Viomi’s products.

“Our August 2024 business reorganization swiftly streamlined our organization, comprehensively improved our operational efficiency, and sharpened our focus on home water solutions, leveraging our core strengths to drive sustainable growth. We established the Integrated Product Marketing System (IPMS), which unifies our product, channel, and brand strategies under a cohesive marketing framework. By prioritizing consumer experience and aligning resources with market demand, we have strengthened Viomi’s brand awareness and expanded our market share in the water purification industry.”

“In the domestic market, Viomi leads the healthy mineral water trend. The first half of 2024 saw the launch of the Viomi Kunlun Mineral AI Water Purifier, integrating advanced AI technology to optimize the purification process. Featuring an innovative AI-powered mineralizing filter technology, it ensures the sustained release of beneficial minerals. This produces purified water with a mineral composition closely resembling natural mineral water, providing our users with fresh, mineral-rich water at home. During the 2024 Double 11 Shopping Festival, our AI water purifier ranked fourth, fifth, and ninth on the brand leaderboards of the Douyin, Pinduoduo, and Tmall platforms, respectively, further reinforcing our brand influence.”

“In North America, we introduced the Vortex series of under-the-sink RO water purifiers, designed for users who value convenience and efficiency. Its self-installation feature has been well-received, with over 80% of users reporting a smooth installation process averaging only 20 minutes. The Vortex’s tankless design and DIY filter replacement can greatly save space and time for users. A three-to-one wastewater ratio and four-year long-lasting filter lifespan enhance filtration efficiency, reduce water waste, and lower maintenance costs, delivering a superior user experience. This product made a strong international debut on the Kickstarter crowdfunding platform on November 5, 2024, surpassing its funding goal on the first day with 168 backers contributing over 1,200% of the target. Following this success, the Vortex series officially commenced sales on Amazon in the U.S. on December 16, 2024, receiving high recognition and positive feedback with strong customer demand. To further solidify our presence in the global market, Viomi participated for the first time in CES 2025 in Las Vegas in January 2025. Our intelligent home water solutions garnered widespread recognition from industry experts and attendees, reinforcing Viomi’s reputation as a smart home water solutions innovator.”

“Viomi’s ‘Water Purifier Gigafactory’ is fundamental to our manufacturing and technology development capabilities, featuring a highly integrated industrial chain and highly automated production lines. With 100% in-house manufacturing and a fully traceable quality control system for core components, we maximize economies of scale. To strengthen innovation, we have established two major laboratory systems focused on advanced technology research and product compliance and reliability. These laboratories meet the stringent testing standards of various global markets, allowing us to rapidly adapt to evolving and diversified market demands while maintaining consistent and reliable product performance. As of today, Viomi has filed nearly 1,800 global patent applications, significantly outpacing the industry average. Looking forward, powered by the dual engines of advanced manufacturing and continuous innovation, we are well-positioned to further elevate our competitive edge in the water purification industry.”

“Viomi is embarking on a new chapter as we move into 2025, guided by our vision of ‘Global Water’ and our commitment to providing fresh, healthy water to users worldwide. To achieve this, we will focus on four key strategic initiatives: First, we will strengthen our domestic market presence through ‘trade-in’ policy incentives and advancements in AI technology to accelerate product innovation, meeting consumers’ growing demand for an enhanced lifestyle. Second, we will drive international market expansion, further penetrating key markets such as North America and Southeast Asia. Through region-specific product development and enhanced brand positioning, we aim to elevate Viomi’s international market visibility. Third, we will continue to fortify our water purification product portfolio, maintaining an unwavering commitment to research and development. By leading industry innovation, we strive to provide smarter, healthier water purification solutions for customers worldwide. Fourth, we will continue to deepen collaborations with our strategic partners, maximizing the advantages of the ‘Water Purification Gigafactory’ to scale our advantages. This will enable us to achieve synergy in growth and profitability, ultimately creating long-term value for both our customers and shareholders,” Mr. Chen concluded.

Second Half 2024 Financial Results

REVENUES

Net revenues were RMB1,282.4 million (US$175.7 million), an increase of 42.8% from RMB897.9 million for the same period of 2023, primarily attributable to the growth in the home water systems.

-	Home water systems.[3] Revenues from home water systems were RMB925.7 million (US$126.8 million), an increase of 58.2% from RMB585.2 million for the same period of 2023, primarily due to the increased demand of the home water system products.

-	Consumables.[4] Revenues from consumables were RMB136.7 million (US$18.7 million), a decrease of 24.6% from RMB181.2 million for the same period of 2023, primarily due to the decreased sales of water purifier filters sold to Xiaomi, partially offset by an increase in demand for the Viomi-branded filters.

-	Kitchen appliances and others.[5] Revenues from kitchen appliances and others were RMB220.0 million (US$30.1 million), an increase of 67.2% from RMB131.5 million for the same period of 2023, primarily due to increased sales of kitchen appliances to Xiaomi.

3 “Home water systems” include revenues from smart water purification products, water heaters, water kettles, water quality meters, among others.

4 “Consumables” include revenues from a range of water filters for smart water purifiers.

5 “Kitchen appliances and others” include revenues from range hoods, gas stoves and other small appliances, as well as installation services for Viomi-branded products.

GROSS PROFIT

Gross profit was RMB289.5 million (US$39.7 million), compared to RMB294.5 million for the same period of 2023. Gross margin was 22.6%, compared to 32.8% for the same period of 2023. The decrease was primarily due to a change in product mix during the transition period, resulting from the increased revenue contribution of low gross margin products.

OPERATING EXPENSES

Total operating expenses were RMB221.5 million (US$30.4 million), an increase of 6.1% from RMB208.8 million for the same period of 2023, due to higher personnel expenses during the strategic transition period, as well as the increased inputs on product promotion.

Research and development expenses were RMB67.7 million (US$9.3 million), a decrease of 9.9% from RMB75.1 million for the same period of 2023, mainly due to lower depreciation and amortization expenses and personnel expenses, partially offset by increased share-based compensation expenses.

Selling and marketing expenses were RMB114.6 million (US$15.7 million), an increase of 9.6% from RMB104.6 million for the same period of 2023, mainly due to higher online promotion fees.

General and administrative expenses were RMB39.3 million (US$5.4 million), an increase of 34.8% from RMB29.1 million for the same period of 2023, primarily due to higher management personnel expenses, partially offset by a decrease in estimated allowance for accounts and notes receivables.

INCOME FROM OPERATIONS

Income from operations was RMB83.8 million (US$11.5 million), a decrease of 9.1% from RMB92.2 million for the same period of 2023.

Non-GAAP operating income6 was RMB89.7 million (US$12.3 million), a decrease of 1.5% from RMB91.1 million for the same period of 2023.

NET INCOME (LOSS)

Net income attributable to ordinary shareholders of the Company was RMB57.4 million (US$7.9 million), compared to a net loss attributable to ordinary shareholders of the Company of RMB29.7 million for the same period of 2023, primarily due to the strategic reorganization that involved divesting certain historically loss-making IoT@Home businesses and focusing on more advantageous home water solutions businesses to enhance profitability.

6 “Non-GAAP operating income” is defined as income from operations excluding share-based compensation expenses. See “Use of Non-GAAP Measures” and “Reconciliation of GAAP and Non-GAAP Results” included in this press release.

Non-GAAP net income attributable to ordinary shareholders7 of the Company was RMB63.3 million (US$8.7 million), compared to a net loss of RMB30.9 million for the same period of 2023.

BALANCE SHEET

As of December 31, 2024, the Company had cash and cash equivalents of RMB1,026.2 million (US$140.6 million), restricted cash of RMB141.3 million (US$19.4 million), short-term deposits of RMB115.0 million (US$15.8 million), and short-term investments of RMB72.5 million (US$9.9 million), compared to RMB206.4 million, RMB18.9 million, RMB177.3 million, and RMB18.5 million, respectively, as of December 31, 2023.

Full Year 2024 Financial Results

REVENUES

Net revenues were RMB2,119.0 million (US$290.3 million), an increase of 29.3% from RMB1,638.7 million for 2023.

-	Home Water Systems. Revenues from home water systems were RMB1,498.4 million (US$205.3 million), an increase of 39.0% from RMB1,077.9 million for 2023.

-	Consumables. Revenues from consumables were RMB277.7 million (US$38.0 million), a decrease of 14.5% from RMB324.7 million for 2023.

-	Kitchen appliances and others. Revenues from kitchen appliances and others were RMB342.9 million (US$47.0 million), an increase of 45.2% from RMB236.1 million for 2023.

GROSS PROFIT

Gross profit was RMB548.7 million (US$75.2 million), compared to RMB522.0 million for 2023. Gross margin was 25.9%, compared to 31.9% for 2023.

OPERATING EXPENSES

Total operating expenses were RMB424.9 million (US$58.2 million), an increase of 1.0% from RMB420.8 million for 2023.

Research and development expenses were RMB142.9 million (US$19.6 million), a decrease of 4.0% from RMB148.9 million for 2023.

Selling and marketing expenses were RMB211.2 million (US$28.9 million), a decrease of 1.6% from RMB214.6 million for 2023.

7 “Non-GAAP net income/(loss) attributable to ordinary shareholders of the Company” is defined as net income/(loss) attributable to ordinary shareholders of the Company excluding share-based compensation expenses. See “Use of Non-GAAP Measures” and “Reconciliation of GAAP and Non-GAAP Results” included in this press release.

General and administrative expenses were RMB70.8 million (US$9.7 million), an increase of 23.5% from RMB57.3 million for 2023.

INCOME FROM OPERATIONS

Income from operations was RMB156.3 million (US$21.4 million), an increase of 42.0% from RMB110.1 million for 2023.

Non-GAAP operating income was RMB172.8 million (US$23.7 million), an increase of 56.8% from RMB110.2 million for 2023.

NET INCOME (LOSS)

Net income attributable to ordinary shareholders of the Company was RMB63.4 million (US$8.7 million), compared to a net loss attributable to ordinary shareholders of the Company of RMB84.7 million for 2023.

Non-GAAP net income attributable to ordinary shareholders of the Company was RMB79.9 million (US$10.9 million), compared to a net loss of RMB84.6 million for 2023.

Conference Call

The Company’s management will host a conference call at 8:00 a.m. Eastern Time on Tuesday, March 25, 2025 (8:00 p.m. Beijing/Hong Kong time on March 25, 2025) to discuss financial results and answer questions from investors and analysts.

For participants who wish to join the conference using dial-in numbers, please complete online registration using the link provided below prior to the scheduled call start time.

Registration link: https://register-conf.media-server.com/register/BI15cd367c76a848efb1e451fe46778af3

Upon registration, each participant will receive details for the conference call, including dial-in numbers, and a unique access PIN. To join the conference, please dial the provided number, enter your PIN, and you will join the conference.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.viomi.com. An archived replay will remain available for 12 months following the live session.

About Viomi Technology

Viomi’s mission is “AI for Better Water,” utilizing AI technology to provide better drinking water solutions for households worldwide.

As an industry-leading technology company in home water systems, Viomi has developed a distinctive “Equipment + Consumables” business model. By leveraging its expertise in AI technology, intelligent hardware and software development, the Company simplifies filter replacement and enhances water quality monitoring, thereby increasing the filter replacement rate. Its continuous technological innovations extend filter lifespan and lower user costs, promoting the adoption of water purifiers and supporting a healthy lifestyle while effectively addressing the rising global demand for cleaner, fresher and healthier drinking water. The Company operates a world-leading “Water Purifier Gigafactory” with an integrated industrial chain that boasts optimal efficiency and facilitates continuous breakthroughs in water purification. This state-of-the-art facility enables Viomi to achieve economies of scale and accelerate the global popularization of residential water filtration.

For more information, please visit: http://ir.viomi.com.

Use of Non-GAAP Measures

The Company uses non-GAAP operating income/(loss), non-GAAP net income/(loss), and non-GAAP net income income/(loss) attributable to ordinary shareholders of the Company, in evaluating its operating results and for financial and operational decision-making purposes. Non-GAAP operating income/(loss) is income/(loss) from operations excluding share-based compensation expenses. Non-GAAP net income/(loss) is net income/(loss) excluding share-based compensation expenses. Non-GAAP net income/(loss) attributable to ordinary shareholders of the Company is net income/(loss) attributable to ordinary shareholders excluding share-based compensation expenses. The non-GAAP adjustments do not have any tax impact as share-based compensation expenses are non-deductible for income tax purposes.

The Company believes that non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, which are non-cash charges, and these measures provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Non-GAAP financial measures should not be considered in isolation or construed as alternative to income from operations, net income, or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. We encourage investors and others to review its financial information in its entirety and not rely on a single financial measure. Reconciliations of the Company’s non-GAAP financial measures to the most directly comparable GAAP measures are included at the end of this press release.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB7.2993 to US$1.00, the effective noon buying rate for December 31, 2024 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on for December 31, 2024, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the estimated revenue and income from operations from the Continuing Businesses, the business outlook and quotations from management in this announcement, as well as Viomi’s strategic and operational plans, contain forward-looking statements. Viomi may also make written or oral forward-looking statements in its periodic reports to the United States Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to Fourth parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; the cooperation with Xiaomi, the recognition of the Company’s brand; trends and competition in global IoT-enabled smart home market; development and commercialization of new products, services and technologies; governmental policies and relevant regulatory environment relating to the Company’s industry and/or aspects of the business operations and general economic conditions in China and around the globe, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Viomi Technology Co., Ltd

Claire Ji

E-mail: ir@viomi.com.cn

Piacente Financial Communications

Hui Fan

Tel: +86-10-6508-0677

E-mail: viomi@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: viomi@tpg-ir.com

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	As of December 31,	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
	(Restated)
Assets
Current assets
Cash and cash equivalents	206,405	1,026,188	140,587
Restricted cash	18,922	141,292	19,357
Short-term deposits	177,268	115,014	15,757
Short-term investments	18,505	72,500	9,932
Accounts and notes receivable from third parties	36,836	24,105	3,302
Accounts receivable from a related party	4,365	591,221	80,997
Other receivables from related parties	100	11,234	1,539
Inventories	157,303	112,325	15,388
Prepaid expenses and other current assets	101,319	71,363	9,777
Assets held for sale - current portion	1,561,679	-	-

Total current assets	2,282,702	2,165,242	296,636

Non-current assets
Prepaid expenses and other non-current assets	10,535	18,053	2,473
Property, plant and equipment, net	307,226	315,309	43,197
Deferred tax assets	4,925	9,698	1,329
Intangible assets, net	10,901	8,524	1,168
Right-of-use assets, net	4,959	3,382	463
Land use rights, net	59,177	57,904	7,933
Long-term investment	3,538	7,588	1,040
Assets held for sale - non-current portion	70,425	-	-

Total non-current assets	471,686	420,458	57,603

Total assets	2,754,388	2,585,700	354,239

Liabilities and shareholders’ equity
Current liabilities
Accounts and notes payable	317,454	772,151	105,784
Advances from customers	29,833	11,537	1,581
Amount due to related parties	3,444	835	114
Accrued expenses and other liabilities	170,814	168,127	23,033
Short-term borrowing	-	50,000	6,850
Income tax payables	1,648	9,736	1,334
Lease liabilities due within one year	2,387	2,037	279
Long-term borrowing due within one year	28,029	29,300	4,014
Liabilities held for sale - current portion	712,962	-	-
Total current liabilities	1,266,571	1,043,723	142,989

Non-current liabilities
Accrued expenses and other liabilities – non-current portion	-	14,492	1,985
Long-term borrowing	128,701	75,945	10,404
Lease liabilities	2,713	1,783	244
Liabilities held for sale – non-current portion	12,766	-	-
Total non-current liabilities	144,180	92,220	12,633

Total liabilities	1,410,751	1,135,943	155,622

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	As of December 31,	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
	(Restated)
Shareholders’ equity
Class A Ordinary Shares (US$0.00001 par value; 4,800,000,000 shares authorized; 101,902,544 and 101,858,572 shares issued and outstanding as of December 31, 2023 and December 31, 2024, respectively)	6	6	1
Class B Ordinary Shares (US$0.00001 par value; 150,000,000 shares authorized; 102,764,550 and 102,764,550 shares issued and outstanding as of December 31, 2023 and December 31, 2024, respectively)	6	6	1
Treasury stock	(81,143)	(85,426)	(11,703)
Additional paid-in capital	1,353,634	1,374,451	188,299
Retained earnings	89,711	153,125	20,978
Accumulated other comprehensive (loss) income	(14,328)	2,279	313

Total equity attributable to shareholders of the Company	1,347,886	1,444,441	197,889

Non-controlling interests	(4,249)	5,316	728

Total shareholders’ equity	1,343,637	1,449,757	198,617

Total liabilities and shareholders’ equity	2,754,388	2,585,700	354,239

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Six Months Ended			Twelve Months Ended
	December 31, 2023	December 31, 2024	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	US$	RMB	RMB	US$
	(Restated)			(Restated)
Net revenues:
A related party	734,880	1,146,448	157,063	1,292,880	1,819,098	249,215
Third parties	163,038	135,910	18,620	345,856	299,884	41,084
Total net revenues	897,918	1,282,358	175,683	1,638,736	2,118,982	290,299

Cost of revenues	(603,423)	(992,863)	(136,022)	(1,116,720)	(1,570,276)	(215,126)

Gross profit	294,495	289,495	39,661	522,016	548,706	75,173

Operating expenses
Research and development expenses	(75,081)	(67,682)	(9,272)	(148,879)	(142,884)	(19,575)
Selling and marketing expenses	(104,551)	(114,563)	(15,695)	(214,610)	(211,173)	(28,931)
General and administrative expenses	(29,147)	(39,301)	(5,384)	(57,346)	(70,807)	(9,701)

Total operating expenses	(208,779)	(221,546)	(30,351)	(420,835)	(424,864)	(58,207)

Other income, net	6,496	15,872	2,174	8,887	32,492	4,451

Income from operations	92,212	83,821	11,484	110,068	156,334	21,417

Interest income (loss) and short-term investment income (loss), net	2,733	(4,013)	(550)	16,831	5,264	721
Other non-operating income	1,325	-	-	3,164	-	-

Income before income tax expenses	96,270	79,808	10,934	130,063	161,598	22,138

Income tax expense	(10,058)	(8,353)	(1,144)	(13,588)	(16,913)	(2,317)

Net income from continuing operations	86,212	71,455	9,790	116,475	144,685	19,821

Net loss from discontinued operations	(118,261)	(14,680)	(2,011)	(205,808)	(82,341)	(11,281)

Net (loss) income	(32,049)	56,775	7,779	(89,333)	62,344	8,540

Less: Net loss attributable to the non-controlling interest shareholders	(2,301)	(656)	(90)	(4,659)	(1,070)	(147)

Net (loss) income attributable to ordinary shareholders of the Company	(29,748)	57,431	7,869	(84,674)	63,414	8,687

Including：
Net income from continuing operations attributable to ordinary shareholders of the Company	86,357	71,258	9,762	116,768	144,364	19,778
Net loss from discontinued operations attributable to ordinary shareholders of the Company	(116,105)	(13,827)	(1,893)	(201,442)	(80,950)	(11,091)

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME (CONTINUED)

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Six Months Ended			Twelve Months Ended
	December 31, 2023	December 31, 2024	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	US$	RMB	RMB	US$
	(Restated)			(Restated)
Net (loss) income attributable to ordinary shareholders of the Company	(29,748)	57,431	7,869	(84,674)	63,414	8,687

Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustment	(13,119)	8,959	1,227	10,007	16,607	2,275

Total comprehensive (loss) income attributable to ordinary shareholders of the Company	(42,867)	66,390	9,096	(74,667)	80,021	10,962

Net (loss) income per ADS*
-Basic	(0.43)	0.84	0.12	(1.23)	0.93	0.13
Continuing Operations	1.26	1.04	0.14	1.70	2.11	0.29
Discontinued Operations	(1.69)	(0.20)	(0.02)	(2.93)	(1.18)	(0.16)
-Diluted	(0.43)	0.83	0.11	(1.22)	0.92	0.13
Continuing Operations	1.25	1.03	0.14	1.69	2.10	0.29
Discontinued Operations	(1.68)	(0.20)	(0.03)	(2.91)	(1.18)	(0.16)

Weighted average number of ADS used in calculating net (loss) income per ADS
-Basic
Continuing Operations	68,632,052	68,301,401	68,301,401	68,786,862	68,273,154	68,273,154
Discontinued Operations	68,632,052	68,301,401	68,301,401	68,786,862	68,273,154	68,273,154
-Diluted
Continuing Operations	69,020,191	68,988,933	68,988,933	69,213,748	68,907,531	68,907,531
Discontinued Operations	69,020,191	68,988,933	68,988,933	69,213,748	68,907,531	68,907,531

Net (loss) income per share attributable to ordinary shareholders of the Company
-Basic	(0.14)	0.28	0.04	(0.41)	0.31	0.04
Continuing Operations	0.42	0.35	0.05	0.57	0.70	0.10
Discontinued Operations	(0.56)	(0.07)	(0.01)	(0.98)	(0.39)	(0.06)
-Diluted	(0.14)	0.28	0.04	(0.41)	0.31	0.04
Continuing Operations	0.42	0.34	0.05	0.56	0.70	0.10
Discontinued Operations	(0.56)	(0.06)	(0.01)	(0.97)	(0.39)	(0.06)

Weighted average number of ordinary shares used in calculating net (loss) income per share
-Basic
Continuing Operations	205,896,157	204,904,204	204,904,204	206,360,586	204,819,461	204,819,461
Discontinued Operations	205,896,157	204,904,204	204,904,204	206,360,586	204,819,461	204,819,461
-Diluted
Continuing Operations	207,060,572	206,966,800	206,966,800	207,641,243	206,722,592	206,722,592
Discontinued Operations	207,060,572	206,966,800	206,966,800	207,641,243	206,722,592	206,722,592

*Each ADS represents 3 ordinary shares.

(1) Share-based compensation was allocated in operating expenses as follows:

	Six Months Ended			Twelve Months Ended
	December 31, 2023	December 31, 2024	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	US$	RMB	RMB	US$
	(Restated)			(Restated)
General and administrative expenses	378	2,269	311	1,551	4,579	627
Research and development expenses	(10)	2,613	358	121	8,151	1,117
Selling and marketing expenses	(1,522)	1,018	139	(1,566)	3,720	510

VIOMI TECHNOLOGY CO., LTD

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Six Months Ended			Twelve Months Ended
	December 31, 2023	December 31, 2024	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	US$	RMB	RMB	US$
Income from operations	92,212	83,821	11,484	110,068	156,334	21,417
Share-based compensation expenses	(1,154)	5,900	808	106	16,450	2,254

Non-GAAP operating income	91,058	89,721	12,292	110,174	172,784	23,671

Net (loss) income	(32,049)	56,775	7,779	(89,333)	62,344	8,540
Share-based compensation expenses	(1,154)	5,900	808	106	16,450	2,254

Non-GAAP net (loss) income	(33,203)	62,675	8,587	(89,227)	78,794	10,794

Net (loss) income attributable to ordinary shareholders of the Company	(29,748)	57,431	7,869	(84,674)	63,414	8,687
Share-based compensation expenses	(1,154)	5,900	808	106	16,450	2,254

Non-GAAP net (loss) income attributable to ordinary shareholders of the Company	(30,902)	63,331	8,677	(84,568)	79,864	10,941

Non-GAAP net (loss) income per ADS
-Basic	(0.45)	0.93	0.13	(1.23)	1.17	0.16
Continuing Operations	1.24	1.13	0.15	1.70	2.35	0.32
Discontinued Operations	(1.69)	(0.20)	(0.02)	(2.93)	(1.18)	(0.16)
-Diluted	(0.45)	0.92	0.13	(1.22)	1.16	0.16
Continuing Operations	1.23	1.12	0.16	1.69	2.34	0.32
Discontinued Operations	(1.68)	(0.20)	(0.03)	(2.91)	(1.18)	(0.16)

Weighted average number of ADS used in calculating Non-GAAP net (loss) income per ADS
-Basic
Continuing Operations	68,632,052	68,301,401	68,301,401	68,786,862	68,273,154	68,273,154
Discontinued Operations	68,632,052	68,301,401	68,301,401	68,786,862	68,273,154	68,273,154
-Diluted
Continuing Operations	69,020,191	68,988,933	68,988,933	69,213,748	68,907,531	68,907,531
Discontinued Operations	69,020,191	68,988,933	68,988,933	69,213,748	68,907,531	68,907,531

Non-GAAP net (loss) income per ordinary share
-Basic	(0.15)	0.31	0.04	(0.41)	0.39	0.05
Continuing Operations	0.41	0.38	0.05	0.57	0.78	0.11
Discontinued Operations	(0.56)	(0.07)	(0.01)	(0.98)	(0.39)	(0.06)
-Diluted	(0.15)	0.31	0.04	(0.41)	0.39	0.05
Continuing Operations	0.41	0.37	0.05	0.56	0.78	0.11
Discontinued Operations	(0.56)	(0.06)	(0.01)	(0.97)	(0.39)	(0.06)

Weighted average number of ordinary shares used in calculating Non-GAAP net (loss) income per share
-Basic
Continuing Operations	205,896,157	204,904,204	204,904,204	206,360,586	204,819,461	204,819,461
Discontinued Operations	205,896,157	204,904,204	204,904,204	206,360,586	204,819,461	204,819,461
-Diluted
Continuing Operations	207,060,572	206,966,800	206,966,800	207,641,243	206,722,592	206,722,592
Discontinued Operations	207,060,572	206,966,800	206,966,800	207,641,243	206,722,592	206,722,592

Note: The non-GAAP adjustments do not have any tax impact as share-based compensation expenses are non-deductible for income tax purpose.